September 15, 2009

United States Securities and Exchange Commission
Washington DC 20549-4628

Attention:	Chris White, Branch Chief

Reference:	TOA Distribution Systems Inc
(formerly Skyhigh Resources Inc)
Form 10K/A for Fiscal Year Ended March 31, 2009
Filed June 13, 2009
Item 4.01 Form 8-K Filed August 14, 2009
File No. 333-153863
Commission Letter dated September 2, 2009

Dear Mr White:

We respond to the referenced matter and the information contained in your letter dated September 2, 2009.

On September 8, 2009 we filed our amended 8-K/A, which responded to the United States Securities and Exchange Commission’s (Commission) request to correct the information contained in Item 4.01, Form 8-K, filed on August 17, 2009 as this August 17, 2009 filing failed to disclose that the PCAOB revoked the registration of Moore and Associates Chartered (`Moore``) on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Act of 1934 and Rule 10b-5 thereunder, and noncooperation with the Board investigation. As we were unable to obtain an Exhibit 16 letter from Moore, the 8-K/A was filed without the Exhibit 16.1 letter and a note to that effect was included.

In addition the Commission requested the Company respond to the issue of re-audit should the Company be required to file its financial statements with the Commission after August 27, 2009.The Commission pointed out that any audit reports or consents provided by Moore would not be accepted by the Commission, In this regard the Company has determined that it will re-audited its March 31, 2009 Year End filings so that the Year End March 31, 2010, which will include the comparison Year End March 31, 2009 can be disclosed as audited by our newly appointed auditors, Seale and Bears, CPAs.

Should it become necessary for reasons unknown at this time, to file re-audited the Company’s March 31, 2009 Year End prior to the due date for the Company’s March 31, 2010 Year End, the Company will re-audits both its Year Ended March 31, 2009 and its Period Ended March 31, 2008 filings.

We trust this fully respond to the Commissions questions.

Yours very truly
TOA Distribution Systems Inc

Trevor Blank
President